# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### June 25, 2014

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

**Amphastar Pharmaceuticals, Inc.**

**File No. 333-196097 - CF#30646**

_____

Amphastar Pharmaceuticals, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on May 20, 2014.

Based on representations by Amphastar Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.7 | through January 26, 2022 |
| Exhibit 10.29 | through February 7, 2019 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary